# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIRST NATIONAL CORP /VA/, CIK 0000719402
CUSIP: 32106V107
Title of class of securities: Common stock
Address of issuer's principal executive offices: 112 WEST KING STREET, STRASBURG, Virginia (VA), 22657
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001694886-24-000002
Filed by CIK 0001694886

## Reporting persons
- Siena Capital Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Siena Capital Partners I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 316,343; shared voting power 0; sole dispositive power 316,343; shared dispositive power 0; aggregate amount beneficially owned 316,343 (3.5% of the class)

## Item 1. Issuer
Name of issuer: FIRST NATIONAL CORP /VA/
Address of issuer's principal executive offices: 112 WEST KING STREET, STRASBURG, VIRGINIA, 22657

## Item 2. Person Filing
Name of person filing:
Siena Capital Partners GP, LLC
Siena Capital Partners I, L.P.
Address of principal business office or, if none, residence:
205 West Wacker Drive, Suite 1950B
Chicago, IL 60606
Citizenship:
Siena Capital Partners GP, LLC is a Delaware limited liability company.
Siena Capital Partners I, L.P. is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Siena Capital Partners GP, LLC may be deemed to beneficially own 0 shares of Common Stock and Siena Capital Partners I, L.P. may be deemed to beneficially own 316,343 shares of Common Stock. Siena Capital Partners GP, LLC is the general partner of Siena Capital Partners I, L.P.
Percent of class: Siena Capital Partners GP, LLC may be deemed to beneficially own 0% of the Common Stock and Siena Capital Partners I, L.P. may be deemed to beneficially own 3.53% of the Common Stock. The percentages are based on 8,970,321 shares of Common Stock outstanding as of November 8, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.
Sole power to vote or to direct the vote: Siena Capital Partners GP, LLC: 0, Siena Capital Partners I, L.P.: 316,343
Shared power to vote or to direct the vote: Siena Capital Partners GP, LLC: 0, Siena Capital Partners I, L.P.: 0
Sole power to dispose or to direct the disposition: Siena Capital Partners GP, LLC: 0, Siena Capital Partners I, L.P.: 316,343
Shared power to dispose or to direct the disposition: Siena Capital Partners GP, LLC: 0, Siena Capital Partners I, L.P.: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Siena Capital Partners GP, LLC: /s/ David Abraham, Manager (02/12/2025)
- Siena Capital Partners I, L.P.: /s/ David Abraham, Manager (02/12/2025)